Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f. 416.361.6455 TSX.V: ADL

 News Release

ADIRA ENERGY SUSPENDS OPERATIONS ON GABRIELLA LICENSE
OFFSHORE ISRAEL

TORONTO, February 11, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Further to the announcement on January 31, 2013, Adira Energy Ltd. (“Adira” or the “Company”) announces that it is suspending operations on the Gabriella license due to lack of funding and lack of reasonable expectation of funding by certain parties sufficient to pursue the current work program; lack of agreement among the license holders regarding how to proceed under the circumstances; and due to the fact that Modi’in Energy L.P. (“Modi’in”) has not met its obligations under the Joint Operating Agreement (the “JOA”) or under other agreements in place among the JOA parties.

As the operator of the Gabriella license (the “Operator”) the Company’s obligation under the JOA is to (among other things) exercise due care with respect to the receipt, payment and accounting of funds in accordance with good and prudent practices generally followed by the international petroleum industry under similar circumstances. The Operator cannot continue to engage service providers and providers of equipment and material, without sufficient cash in the joint account, and with no reasonable expectation of cash being provided by the license partners.

As such, Adira has suspended operations on the Gabriella License. The Company continues to work with the all of its partners on the license to resolve these issues.

About Gabriella

The Gabriella License is located approximately 10 kilometers northwest of Tel Aviv, in the waters offshore Israel. The block covers an area of approximately 392 square kilometers (97,000 acres) and is in water depths that range from 100 meters on the east side of the block to just over 425 meters on the southwest side of the block. Adira holds a 15% Working Interest in the Gabriella License and is the designated Operator. On March 13, 2012, the Company announced it received an independent resource report prepared by Netherland, Sewell & Associates, Inc. which included a best estimate of 110.1 MMbbl of contingent oil on the Gabriella License on a gross unrisked basis. Full resource report is available on SEDAR (www.sedar.com)

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.